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June 7, 2006
Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	WebSideStory, Inc.
Form 10-K for the year ended 12/31/2005
Filed on 3/16/2006
File No. 000-31613
Dear Mr. Bonilla:
          We are in receipt of the Staff’s letter dated May 22, 2006 with respect to the above-referenced Form 10-K. We are responding to the Staff’s comment on behalf of WebSideStory, Inc. (“WebSideStory” or the “Company”) as set forth below. WebSideStory’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and WebSideStory’s response below.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
Financial Statements and Notes
Note 3 – Composition of Certain Balance Sheet Captions
Investments, pages F-15 – F-16
          1.      We note your disclosure to the effect that because the company missed certain filing deadlines and terminated a planned capital raising transaction, you have transferred all held-to maturity investments as of December 31, 2005 to available for sale. Please address the following comments:
•	Tell us how you considered paragraph 9 of SFAS 115 in determining that you had the positive intent and ability to hold those securities to maturity when you acquired these securities.

•	Tell us how you considered paragraph 8 of SFAS 115 in determining that your transfer is not inconsistent with your original classification and hence, did not call into question the re-establishment of a held-to-maturity classification within two years.

June 7, 2006

          WEBSIDESTORY RESPONSE:
          Original Assessment of Classification as of December 31, 2004
     The Company raised net proceeds of approximately $38 million in September 2004 in connection with the Company’s initial public offering. In determining the Company’s investment strategy, consistent with paragraph 9 of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), the Company reviewed its cash needs for the subsequent three years at that time by reviewing its earnings and cash forecast, evaluating foreign currency risk associated with the Company’s foreign subsidiaries, reviewing its acquisition strategies and lastly consulting with its board of directors. The Company also evaluated the effect on liquidity of changes in these assumptions. Based on this analysis, the Company determined that a portion of the $38 million should be available for operating, acquisition and overall liquidity needs. The Company determined that it had the ability to invest the remaining amounts in securities that would be held-to-maturity.
     The Company then evaluated what level of risk the Company was willing to assume. By investing in longer term securities, the Company faced greater risks associated with changes in market interest rates and yields, however the Company could also receive higher interest payments versus the short term rates offered at the time. The Company determined that it had the ability to bear such risks for investment horizons not to exceed two years for most types of securities, with the ability to bear such risks for collateralized mortgage obligations for a period of greater than two years (due to the lower risk nature of these securities). Thus, when the Company invested a portion of the IPO proceeds into investments (with maturities ranging from six months to three years), it classified these investments as held-to-maturity given its ability and intent to hold them to maturity. The Company held more than 2/3rds of the held-to-maturity securities originally purchased with the IPO proceeds to maturity. At December 31, 2005, all securities classified as held-to-maturity were transferred to available-for-sale due to the circumstances described in the following paragraphs.
     Unforeseen Factors Leading to Change in Ability
     There were several isolated, nonrecurring and unusual events the Company could not have reasonably anticipated in the fall of 2004 when the original determination of the classification of its investments was made. These events included a restatement of historical financial statements, the abandonment of a nearly completed registration statement, and the actual use of investments in February 2006 to partially pay for a significant acquisition. Each of these events is discussed in more detail below.
     In the summer of 2005, the Company selected bankers for an underwritten follow-on offering (the “Offering”) anticipated for the fall of 2005 and began drafting a registration statement on Form S-3 (the “Form S-3”) to register the shares of common stock to be sold in the Offering. The Company intended to use the net proceeds from the Offering for working capital and general corporate purposes, including the expansion of the Company’s service offerings and technologies and for possible acquisition activity. Although the Company had no understandings with respect to acquisitions at such time, the Company had identified and had preliminary

June 7, 2006

contacts with potential acquisition candidates, including Visual Sciences, LLC (“Visual Sciences”). The Company and the underwriters for the Offering had substantially completed the Form S-3 drafting in late September/early October 2005 and were prepared to file the Form S-3 on or about October 5, 2005 when the Company discovered an error with its accounting for leases. The Company’s management preliminarily determined that the error might be material and might require the Company to restate its financial statements. As a result, the filing of the Form S-3 was delayed and the Offering had to be put on hold while the Company determined the extent of the problem and whether the Company needed to restate its previously issued financial statements.
          In early November 2005, the Company’s management and the Audit Committee of the Company’s Board of Directors concluded that the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) and its unaudited consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the first two quarters of 2005 (the “Prior Form 10-Qs”) should be restated to correct for an error in the Company’s accounting treatment related to leases. From November 2005 through December 2005 the Company worked diligently to correct its historical financial statements and file amendments to the 2004 Form 10-K and the Prior Form 10-Qs, as well as its 2005 third quarter Form 10-Q. At the same time that the Company continued to work on the restatement, the Company’s CEO also continued his discussions with the principals of Visual Sciences.
          Only after the amendments to the 2004 Form 10-K and Prior Form 10-Qs were filed in mid-December 2005 could the Company consider resuming the Offering. However, the underwriters for the Offering advised the Company that the Offering could not be completed as the restatement had pushed the timing into the holiday season and it was not feasible to market the Offering during the holidays. Accordingly, the Offering was cancelled. Notably, the failure to complete the Offering had nothing to do with adverse changes in market conditions.
          In mid-December 2005, the CEO convinced the principals at Visual Sciences to begin serious discussions with respect to a potential acquisition or combination transaction. The Company ultimately acquired Visual Sciences in February 2006. Since the Offering was not completed, certain securities that had formerly been held-to-maturity had to be sold prior to maturity to fund the acquisition.
          Reassessment of Classification as of December 31, 2005
          In connection with the reclassification of all of the Company’s held-to-maturity securities as of December 31, 2005 to the available-for-sale classification, the Company also considered whether the Company had the intent and ability to hold the securities to maturity when such securities were purchased. As part of this analysis, the Company considered the guidance in paragraph 8 of SFAS 115, and determined that while the Company did not meet one of the specific changes in circumstances noted in 8a through 8f, the Company met the additional criteria in paragraph 8 as the Company’s situation was isolated, nonrecurring and unusual such that it could not have been reasonably anticipated given the events described above.

June 7, 2006

          As required by paragraph 6 of SFAS 115, the Company reviewed the appropriateness of the investment classifications at the December 31, 2005 reporting date. As a result of the failed Offering and as evidenced by the sale of the securities, the Company no longer had the ability to hold the related securities to maturity at December 31, 2005. As such, all held-to-maturity investments as of December 31, 2005 were transferred to the classification of available-for-sale. The Company has not re-established a held-to-maturity classification for any of its securities and, as of this time, the Company has no securities classified as held-to-maturity. The Company will continue to review the appropriateness of its investment classification at each reporting date as required by SFAS 115.
          In summary, the series of isolated, non-recurring and unusual events described above actually caused the Company to lose its ability to hold to maturity certain of its held-to-maturity securities, as further evidenced by the sale of a portion of those securities prior to their maturity. The Company respectfully submits to the Staff that these events, which the Company could not have reasonably anticipated at the time the securities were originally acquired, should not call into question the original classification of such instruments in the fall of 2004.
          In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          WEBSIDESTORY RESPONSE: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
***

June 7, 2006

          Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5406. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ BARRY M. CLARKSON
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Ms. Claire Long, CFO, WebSideStory, Inc.

June 7, 2006

ANNEX A
Company Certification
          Pursuant to the Staff’s letter dated May 22, 2006 to WebSideStory, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: June 7, 2006

/s/ CLAIRE LONG
Claire Long
Chief Financial Officer